December 2, 2014

VIA EDGAR

Daniel Morris

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Medifocus, Inc.

Amendment No. 2 to Registration Statement on Form 20-F

Filed on November 14, 2014

File No. 000-55169

Dear Mr. Morris:

This letter sets forth the response of Medifocus, Inc. (the “Company”) to the comment letter, dated November 24, 2014 (the “Comment Letter”), of the staff in the Division of Corporation Finance (the “Staff”) relating to the Amendment No. 2 to the Company’s Registration Statement on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 14, 2014 (as amended by Amendment No. 3 thereto, the “Form 20-F”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Form 20-F. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Form 20-F.

Comparison of Three Months Ended June 30, 2014 and 2013, page 35

1.	We note your revisions added in response to prior comment 1. Please expand to clarify the nature of the “restructuring” you have initiated, including how and to what extent it will “impact revenues during the restructuring period.” Please also expand to clarify how “fixed sales expenses with a buildup in infrastructure” caused the decrease in gross profit related to services.

Response:

In response to the Staff’s comment, the Company has revised the section entitled “Sales” on page 34 of the Registration Statement on Form 20-F (Amendment No. 3) on Form 20-F/A, filed by the Company with the Commission on December 2, 2014 (“Amendment No. 3”), the second full paragraph under the section entitled “Costs of Goods Sold, Costs of Services and Gross Profit” on page 34 of the Form 20-F, the second full paragraph under the section entitled “Sales and Marketing Expenses” on page 35 of the Form 20-F and the paragraph under the section entitled “General and Administrative Expenses” on page 55 of the Form 20-F to reflect the changes requested by the Staff.

Exhibit 15.1

2.	Please amend your filing to include a currently dated and signed consent from your independent accountants since this filing now includes unaudited June 30, 2014 financial statements.

Response:

In response to the Staff’s comment, the Company has included an updated Exhibit 15.1 to the Form 20-F to reflect the changes requested by the Staff.

As requested by the Staff, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

/s/ John D. Callan Jr.
John D. Callan
DIRECT DIAL: 585.231.1342
EMAIL: JCALLAN@HSELAW.COM

Cc:	Dr. Augustine Cheung

Medifocus, Inc.